File number 82 - 524

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

02 DEC 30 AM 8:04

82-34640

Securities and Exchange Commissio
Office of International Corporate Fi
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

02060877

19 December 2002

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

Since our previous submission to you on 9th December 2002 and pursuant to rule 12g3 - 2(b) of the Securities and Exchange Act of 1934, please find enclosed a recent press release to the London Stock Exchange.

19th December 2002 Directorate Change

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

Ms Jenni Horn
Company Secretariat Assistant

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

Enc.

RNS | The company news service from the London Stock Exchange

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Company	Friends Provident PLC
TIDM	FP.
Headline	Directorate Change
Released	11:40 19 Dec 2002
Number	3565F

To: The London Stock Exchange

Attention: Company Announcement

FRIENDS PROVIDENT PLC BOARD APPOINTMENT

Friends Provident plc is pleased to announce the appointment of Mrs Alison Carnwath as an independent, non-executive Director of the Company with effect from 19th December 2002.

A qualified Chartered Accountant, she is currently a non-executive director of Nationwide Building Society and Man Group plc. She is also Chairman of The Vitec Group plc.

Formerly, Mrs Carnwath was a Managing Director of Donaldson, Lufkin & Jenrette International, an executive director of J Henry Schroder Wagg & Co and a non-executive Director of National Power plc, Arcadia Group plc, Sears plc and QA Group plc.

Other than the above, there is no information which should require disclosure under paragraphs 6.F.2. (b) to 6.F.2 (g) and paragraphs 16.4 and 16.5 of the Listing Rules of the UK Listing Authority.

Ends

For further information please contact:

Brian Wilkinson 01306 653527

Di Skidmore 01306 654483

END